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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Rule 13d-101)

            Information to be included in statements filed pursuant to 13d-1(a) and amendments thereto filed pursuant to 13d-2(a)

                                 OzEmail Limited
----------------------------------------------------------------------------
                                (Name of Issuer)

                                 Ordinary Shares
----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    [none]
                                  -------------
                                 (CUSIP Number)

                               Charles T. Cannada
                  Senior Vice President, Corporate Development
                               MCI WORLDCOM, Inc.
                             515 East Amite Street
                           Jackson, Mississippi 39201
                                 (601) 360-8600
-----------------------------------------------------------------------------
                     (Name, Address and Telephone Number of
          Person Authorized to Receive Notices and Communications)

                                with copies to:

        R. Randall Wang, Esq.                   Martina W. Knee, Esq.
        Bryan Cave LLP                          UUNet Technologies, Inc.
        One Metropolitan Square                 3060 Williams Drive
        Suite 3600                              Fairfax, Virginia 22031
        St. Louis, Missouri 63102               (703) 206-5600
        (314) 259-2149

                              December 11,  1998
                        ------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-d-1(e), 13d-1(f) or 13d-1(g), check the following box [__].

                         (Continued on following pages)

                              (Page 1 of 24 Pages)

CUSIP No.  [none]                  SCHEDULE 13D              Page 2 of 24 Pages

 1  NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                UUNet Holdings Australia Pty Limited (00-0000000)

----------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)  X
                                                                    (b) ___
----------------------------------------------------------------------------
 3  SEC USE ONLY
----------------------------------------------------------------------------
 4  SOURCE OF FUNDS*                                              WC & BK
----------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)___
-----------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION           New South Wales, Australia
-----------------------------------------------------------------------------
NUMBER OF                7   SOLE VOTING POWER                    21,863,174
SHARES                  -----------------------------------------------------
BENEFICIALLY             8   SHARED VOTING POWER                         -0-
OWNED BY EACH           -----------------------------------------------------
REPORTING                9   SOLE DISPOSITIVE POWER               21,863,174
PERSON WITH             -----------------------------------------------------
                        10   SHARED DISPOSITIVE POWER                    -0-
-----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                   21,863,174 ordinary shares
-----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES* ___
-----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                14.9%
-----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*                                            CO
-----------------------------------------------------------------------------

                       *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  [none]                   SCHEDULE 13D             Page 3 of 24 Pages

 1  NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                       UUNET Technologies, Inc. 54-1543611

----------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)  X
                                                                    (b) ___
----------------------------------------------------------------------------
 3  SEC USE ONLY
----------------------------------------------------------------------------
 4  SOURCE OF FUNDS*                                              WC & BK
----------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)___
-----------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware
-----------------------------------------------------------------------------
NUMBER OF                7   SOLE VOTING POWER                    21,863,174
SHARES                  -----------------------------------------------------
BENEFICIALLY             8   SHARED VOTING POWER                         -0-
OWNED BY EACH           -----------------------------------------------------
REPORTING                9   SOLE DISPOSITIVE POWER               21,863,174
PERSON WITH             -----------------------------------------------------
                        10   SHARED DISPOSITIVE POWER                    -0-
-----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                   21,863,174 ordinary shares
-----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                     ___
-----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                14.9%
-----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*                                            CO
-----------------------------------------------------------------------------

                       *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  [none]                 SCHEDULE 13D               Page 4 of 24 Pages

  1  NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                          MCI WORLDCOM, Inc. 58-1521612

----------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)  X
                                                                    (b) ___
----------------------------------------------------------------------------
 3  SEC USE ONLY
----------------------------------------------------------------------------
 4  SOURCE OF FUNDS*                                              WC & BK
----------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)___
-----------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION                             Georgia
-----------------------------------------------------------------------------
NUMBER OF                7   SOLE VOTING POWER                    21,863,174
SHARES                  -----------------------------------------------------
BENEFICIALLY             8   SHARED VOTING POWER                         -0-
OWNED BY EACH           -----------------------------------------------------
REPORTING                9   SOLE DISPOSITIVE POWER               21,863,174
PERSON WITH             -----------------------------------------------------
                        10   SHARED DISPOSITIVE POWER                    -0-
-----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                   21,863,174 ordinary shares
-----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                     ___
-----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                14.9%
-----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*                                            CO
-----------------------------------------------------------------------------

                       *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  [none]                 SCHEDULE 13D               Page 5 of 24 Pages

Item 1.       Security and Issuer.

     This Statement on Schedule 13D (the "Schedule 13D") relates to ordinary shares (the "Shares"), of OzEmail Limited, a corporation incorporated under the laws of New South Wales, Australia (the "Company"). The principal executive offices of the Company are located at Ground Floor, Building B, 39 Herbert Street, St. Leonards, New South Wales, Australia.

Item 2.       Identity and Background.

          (a)-(d) The names and business addresses of the persons filing this statement are

          UUNET Holdings Australia Pty Limited (ACN 085 531 684) ("Purchaser") 44 Martin Place, Sydney, New South Wales, Australia

          UUNET Technologies, Inc. (54-1543611) ("Intermediate") 3060 Williams Drive, Fairfax, VA 22031, U.S.A.

          MCI WORLDCOM, Inc. (58-1521612) ("Parent") 515 East Amite Street, Jackson, MS 39201, U.S.A.

     The Purchaser is a wholly owned subsidiary of Intermediate, which is a wholly owned subsidiary of the Parent. The Parent is a holding company which, through its subsidiaries, is a global provider of telecommunications services. The Parent provides telecommunications services to business, governments, telecommunications companies and other consumer customers through its network of fiber optic cables, digital microwave, and fixed and transportable satellite earth stations. The Parent was one of the first major facilities-based telecommunications companies with the capability to provide businesses with high quality local, long distance, Internet, data and international communications services over its global networks.

     Information relating to the directors and executive officers of the Parent, the Purchaser and Intermediate (the "Reporting Persons") is contained in Appendix A attached hereto and incorporated herein by reference.

     (e) and (f) Neither any Reporting Person nor, to the best knowledge of the Reporting Persons, any of the persons listed in Appendix A has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which has resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.       Source and Amount of Funds or Other Consideration.

     The funds required by the Purchaser to purchase the 21,863,174 ordinary shares acquired by it as reflected in this Schedule 13D was US$43,726,348. Such funds were obtained as an advance from the Parent.

     The Parent obtained such funds from its cash on hand and from borrowings under its credit facilities. These credit facilities were not established specifically to fund the acquisition of the shares. These facilities comprise US$10.75 billion in credit facilities consisting of US$3.75 billion Amended and Restated Facility A Revolving Credit Agreement (the "Facility A Loans") and a US$7 billion 364-Day Revolving Credit Agreement and Term Loan Agreement (the "Facility C Loans") (together, the "Credit Facilities"). There are no unusual or material conditions to be satisfied prior to drawdown under the Credit Facilities. The parties to the Credit Facilities are the Parent and NationsBank, N.A. (Arranging Agent and Administrative Agent), NationsBanc Montgomery Securities LLC (Lead Arranger), Bank of America NT & SA, Barclays Bank PLC, The Chase Manhattan Bank, Citibank, N.A., Morgan Guaranty Trust Company of New York, and Royal Bank of Canada

CUSIP No.  [none]                 SCHEDULE 13D               Page 6 of 24 Pages

(Co-Syndication Agents) and the lenders named in the Restated Facility A Revolving Credit Agreement dated as of August 6, 1998 and the 364-Day Revolving Credit and Term Loan Agreement dated August 6, 1998. The Credit Facilities provide liquidity support for the Parent's commercial paper program and are used for other general corporate purposes. The Facility A Loans mature on June 30, 2002. The Facility C Loans have a 364-day term, which may be extended for up to two successive 364-day terms thereafter to the extent of the committed amounts from those lenders consenting thereto, with a requirement that lenders holding at least 51% of the committed amounts consent. Additionally, effective as of the end of such 364-day term, the Parent may elect to convert up to US$4 billion of the principal debt outstanding under the Facility C Loans from revolving loans to term loans with a maturity date no later than one year after the conversion.

     The Credit Facilities bear interest payable in varying periods, depending on the interest period, not to exceed six months, or, with respect to any Eurodollar Rate borrowing, 12 months if available to all lenders, at rates selected by the Parent under the terms of the Credit Facilities, including a Base Rate or Eurodollar Rate, plus the applicable margin. The applicable margin for the Eurodollar Rate borrowing varies from 0.35% to 0.75% as to Facility A Loans and from 0.225% to 0.450% as to Facility C Loans, in each case based upon the better of certain debt ratings. The Credit Facilities are unsecured but include a negative pledge of the assets of the Parent and its subsidiaries (subject to certain exceptions). The Credit Facilities require compliance with a financial covenant based on the ratio of total debt to total capitalization, calculated on a consolidated basis. The Credit Facilities require compliance with certain operating covenants which limit, among other things, the incurrence of additional indebtedness by the Parent and its subsidiaries, sales of assets and mergers and dissolutions, which covenants are generally less restrictive than those contained in the prior credit facilities and which do not restrict distributions to shareholders, provided the Parent is not in default under the Credit Facilities. The Facility A Loans and the Facility C Loans are subject to annual commitment fees not to exceed 0.25% and 0.12%, respectively, of any unborrowed portion of the facilities.

     This description of the Credit Facilities is a summary only and is not intended to be a complete description of the all of the terms thereof. Reference is made to the full text thereof, copies of which are filed as exhibits hereto and incorporated by reference herein.

     The consideration for the acquisition of the Shares and for the ADSs to which the Offer referred to in Item 4 below relates will be satisfied wholly by payment of cash. None of the funds for the consideration will be sourced from the Purchaser's own resources.

     The Parent has agreed to make available, or procure the availability, to the Purchaser the amount required to fund the acquisition. There are no conditions precedent to the Parent's obligation to make available, or procure the availability, to the Purchaser the amount required to fund the acquisition, except that the Purchaser cannot issue a drawdown notice unless and until the Offer is declared or becomes free of conditions..

     The amounts available under the Credit Facilities will exceed the maximum amount payable under the Offer. The Parent has undertaken to the Purchaser that the funds available to it under the Credit Facilities and which it will make available to the Purchaser, will be sufficient to satisfy that maximum amount. Because the Offer is made in US dollars, there is no need to engage in, and neither the Purchaser nor the Parent has engaged in, hedging activities to account for exchange rate fluctuations in connection with the Offer.

     The Parent currently plans to repay borrowings under the Credit Facilities out of operating cash flow and future financings, although the Parent has no current specific plan with respect thereto. Such decisions when made will be based on the Parent's review from time to time of the advisability of particular actions, as well as on prevailing interest rates and financial and other economic conditions.

CUSIP No.  [none]                 SCHEDULE 13D               Page 7 of 24 Pages

Item 4.       Purpose of Transaction.

     On December 13, 1998, the Parent announced that, through the Purchaser, it acquired 21,863,174 newly issued ordinary shares of the Company and announced that it will make a cash offer for all of the issued ordinary shares (the "Shares") of the Company (including American Depository Shares ("ADSs") (and together with the Shares, the "Securities")).

     The Purchaser, a wholly owned subsidiary of the Parent, will make an all-cash offer subject to conditions to be specified (the "Offer") to acquire all of the issued ordinary shares of the Company at a price of US$2.20 per share, including ADSs at a price of US$22.00 per ADS. As of December 18, 1998, the Company had 146,732,714 ordinary shares issued and outstanding after this issuance to the Purchaser, representing a total value for the Company's ordinary issued and outstanding shares of approximately US$322.8 million, based on the Parent's announced offer price.

     The Parent acquired the relevant interest in 21,863,174 ordinary shares by way of a Subscription Agreement with the Company at US$2.00 per share. The Subscription Agreement gave the Parent a relevant interest in approximately 14.9 percent of the Company's expanded issued and outstanding ordinary shares. See
Item 6 below for a description of the Subscription Agreement. Subject to completion of the transactions contemplated by the Offer, the Company would become the Australian Internet service provider operating company for the Parent group.

     The Offer will be conditional upon, among other things:

         (a) the Purchaser being entitled to proceed, under the Australian Corporations Law (the "Corporations Law"), to compulsory acquisition of all of the Company's shares at the expiration of the Offer;

         (b) all Australian and other necessary governmental and regulatory approvals being received including approval by the Foreign Investment Review Board in Australia; and

         (c) no prescribed occurrences (as defined in the Corporations Law) (including, for example, the grant of options, liquidation or asset disposition) occurring in relation to the Company or any of its subsidiaries during the Offer period.

     The Offer will remain open, unless extended, for at least one month from the date of the Offer, which is expected to be in early January, 1999. Pending commencement of the Offer, a copy of any offering documents filed with the Australian Securities and Investments Commission (the "ASIC") will also be filed by the Parent with the United States Securities and Exchange Commission (the "SEC") as an exhibit to a Current Report on Form 8-K, as soon as practicable after their registration with the ASIC.

     Intention to Compulsorily Acquire. It is the Purchaser's present intention that if, following the close of the Offer the Purchaser becomes entitled to compulsorily acquire the Shares (including Shares represented by ADSs) which were subject to the Offer but which were not acquired under the Offer, the Purchaser will proceed to compulsorily acquire those Shares. In essence, compulsory acquisition allows the Purchaser to compel any remaining holders of Shares (including Shares represented by ADSs) to sell those Shares to the Purchaser in the manner set forth below. The Offer will be conditional upon, among other things, the Purchaser being entitled at the expiration date of the Offer to not less than 90% of all Shares (including Shares represented by ADSs) and either:

          (a) three-quarters of the offerees have at the expiration date of the Offer disposed of to the Purchaser (whether by way of accepting the Offer or otherwise) the Shares or ADSs subject to acquisition that were held by them; or

CUSIP No.  [none]                 SCHEDULE 13D               Page 8 of 24 Pages

         (b) at least three-quarters of the persons who were registered as the holders of Shares or ADSs immediately before the day on which the Part A Statement was served on the Company are not so registered at the end of one month after the Offer expires (the "Minimum Condition").

     If the Purchaser Becomes Entitled to Compulsory Acquisition. If the Purchaser becomes entitled to compulsorily acquire Shares (including Shares represented by ADSs), the Purchaser may, before the end of two months after the end of the Offer period, give notice to an offeree who did not accept the Offer to the effect that the Purchaser desires to acquire the outstanding Shares held by that offeree. The Purchaser is then entitled and bound to acquire the Shares to which the notice relates on the terms in effect at the end of the offer period, unless a court orders otherwise. Provided that the court does not order otherwise, the Purchaser must, within the prescribed period under the
Corporations Law, acquire the Shares by servicing a copy of a compulsory acquisition notice on the Company, together with a transfer of the Shares signed on behalf of the holder by a person appointed by the Purchaser. The Purchaser also must pay the consideration for the transfer of the Shares to the Company, to be held by the Company on trust for such offerees.

     Additionally, the Purchaser will be seeking relief from the ASIC after the close of the Offer period pursuant to the ASIC's Policy Statement 126 to permit compulsory acquisition of Shares that may be issued after the close of the Offer period, including at a later date of Shares issued following exercise by employees of outstanding options to acquire Shares (the "Options"), assuming the conditions necessary for compulsory acquisition are satisfied under the Offer. The Purchaser will also apply to the ASIC for a modification of section 710(2)(c) of the Corporations Law so as to discount untraceable shareholders in determining whether the compulsory acquisition requirements of section 701(2)(c) have been satisfied by the Purchaser.

     If the Purchaser does not Become Entitled to Compulsory Acquisition. If the Purchaser is not entitled to compulsorily acquire any outstanding Shares within two months of the expiration of the Offer, it will thereafter only be able to compulsorily acquire those Shares pursuant to statutory procedure which authorizes compulsory acquisition, such as a further takeover bid or a scheme of arrangement. A scheme of arrangement between the Company and its shareholders propounded by the Purchaser will bind shareholders and permit compulsory acquisition or cancellation of the Shares held by a person other than the Purchaser, if it is approved by shareholders (other than the Purchaser) who are more than 50% in number of shareholders present and voting at a meeting held to approve the scheme, being shareholders holding at least 75% of the shares held by all shareholders present and voting at that meeting and if it is approved by the court.

        Intentions if the Purchaser Acquires 100% of Shares. If under the
Offer and the operation of the compulsory acquisition provisions of the Corporations Law, the Purchaser obtains ownership of all the issued Shares (including those Shares represented by ADSs), the Purchaser presently intends to do the following:

          (a) The Purchaser will in the ordinary course of its management, review the lines of business, assets and employees of the Company to evaluate performance, profitability, prospects and overall fit in the Parent's Internet-related businesses in the light of the information that is available to it. Given the Parent's plans to enter the facilities-based telecommunications business in Australia, the Parent, together with the Company, will be able to provide comprehensive and competitive telecommunications services in Australia. This operational review will focus on identifying opportunities to improve productivity and competitiveness consistent with this plan.

          (b) Subject to the operational review referred to in paragraph (a), the Purchaser presently intends to:

CUSIP No.  [none]                 SCHEDULE 13D               Page 9 of 24 Pages

               (i) preserve and grow the existing core Internet services provider business activities of the Company and integrate them into the Parent's Internet-related businesses;

               (ii) have the Company be the Internet service provider operating company in Australia for the Parent group;

               (iii) remove all of the Board of Directors of the Company and seek the appointment of nominees of the Purchaser, some of whom may include existing Company directors (although no arrangement, or understanding exists in relation to this possible appointment);

               (iv) perform a review of all existing telecommunications capacity requirements of the Company and to the extent practicable and in accordance with the Company's existing contractual arrangements migrate those requirements to facilities owned or leased by the Parent;

               (v) achieve synergies by the elimination of any duplicate functions arising as a result of the acquisition of the Company;

               (vi) combine the Parent group's and the Company's technical, managerial and sales skills and resources for the benefit of their combined businesses;

               (vii) review the capital funding requirements of the Company with a view to utilizing the larger balance sheet of the Parent group and seeking more favorable financing terms which the Purchaser expects would be available to the Company;

               (viii) have the Company removed from official listing on the Australian Stock Exchange (the "ASX") and The Nasdaq National Market (the "NNM");

               (ix) terminate the registration of the Shares and/or ADSs, as applicable, under the Securities Exchange Act of 1934 (the "Exchange Act"); and

               (x) as part of the  operational  review  referred to in paragraph
          (a), review the contractual and regulatory framework within which the combined Company/Parent group would operate in Australia and New Zealand.

          (c) If the steps referred to in paragraph (b) are implemented, some employees of the Company may be redundant. If suitable alternative employment within the Parent group is not available and the Company's employees are made redundant, they will receive their statutory and contractual entitlements.

     Apart from the matters listed above, the Purchaser does not presently intend to make any other changes to the Company, the Company's business (including redeployment of fixed assets) or the Company's employees.

     Intentions if the Purchaser Acquires Less than 100% of Shares. If, prior to the close of the Offer the Purchaser has waived the Minimum Condition and if, at the close of the Offer, the Purchaser is entitled to more than 50 per cent but less than 90 per cent of the issued Shares (including those Shares represented by ADSs), the Purchaser presently intends to do the following, subject to the Company's constitution and applicable laws and regulations:

     1.   conduct a review of the kind detailed in clause (a) above;

     2. subject to that review, attempt to procure that the Board of Directors of the Company:

CUSIP No.  [none]                 SCHEDULE 13D               Page 10 of 24 Pages

          (a) seeks the appointment of nominees of the Purchaser to the Board of Directors of the Company in such a proportion as at least equates to the Purchaser's shareholding interest in the Company;

          (b) continues to operate the businesses of the Company and not make any major changes to the businesses of the Company or make any redeployment of the fixed assets of the Company; and

          (c) coordinate the Parent group's and the Company's technical and managerial and sales skills and resources for the benefit of their combined businesses, with the provision of such resources by one to the other being on arm's length terms;

     3. if the steps referred to in paragraph (b) are implemented, some employees of the Company may be redundant. However, it is likely that there will be fewer redundancies than if the Company becomes a wholly-owned subsidiary of the Purchaser since it will not be possible to eliminate to the same extent duplicate functions in relation to, for example, certain public company reporting functions; and

     4. have the Company removed from the official listing on the ASX and the NNM when and to the extent permitted by the ASX and NNM and, when and to the extent permitted by the Exchange Act, to seek to terminate the registration of the Shares and/or ADSs, if applicable, under the Exchange Act.

     Apart from the matters listed above, the Purchaser does not presently intend to make other changes to the Company, the Company's business (including redeployment of fixed assets) or the Company employees.

     If, at the close of the Offer, the Purchaser is entitled to less than 50 per cent of the issued Shares (including those Shares represented by ADSs), then the Purchaser will consider the options available to it as a holder of less than 50 per cent.

     The intentions of the Purchaser referred to above have been formed with reference to publicly available information and without the benefit of any detailed review of the Company's businesses. In particular, the Purchaser has not had access to all of the instruments and agreements under which the Company has financed its operations or engaged in business ventures with other parties. For example, the Purchaser has not had access to all the terms of the Company's contracts.

     Following the implementation of the operational review described above, it will be a matter for the Board of Directors of the Company to determine the extent to which the steps referred to above are to be implemented (if at all). Final decisions will only be reached after the review referred to above, and will only be reached in the light of all material facts and circumstances which then exist. Accordingly, the statements contained in this Item 4 are statements of current intention only which may vary as circumstances require depending, among other matters, on the outcome of the Offer. The Board of Directors of the Company may only implement the steps in accordance with all applicable, legal, regulatory, contractual, SEC, ASIC, ASX and NNM requirements and their fiduciary, statutory and contractual obligations generally.

     Except as indicated elsewhere herein, neither the Parent, nor Intermediate nor the Purchaser has any present plans or proposals which relate to, or would result in, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, any material change in the Company's capitalization or dividend policy, or any other material change in the Company's corporate structure or business, or the composition of the board or management.

CUSIP No.  [none]                 SCHEDULE 13D               Page 11 of 24 Pages

     "Going Private" Transactions. The SEC has adopted Rule 13e-3 under the Exchange Act which is applicable to certain "going-private" transactions and which may be applicable as a consequence of the Offer. Rule 13e-3 may apply if the Purchaser acquires less than 90% of the outstanding Securities in the Offer (and consequently is unable to compulsorily acquire all of the Securities in accordance with the Corporations Law), and the Purchaser subsequently enters into certain business combinations with the Company or makes certain acquisitions of Securities. Rule 13e-3 would be inapplicable if the Shares and/or ADSs, as applicable, were deregistered under the Exchange Act prior to any such business combination or acquisition of Securities. If applicable, Rule 13e-3 would require, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the consideration offered to minority shareholders be filed with the SEC and distributed to minority shareholders before the consummation of any such transaction.

     The purchase of a substantial number of Securities pursuant to the Offer may result in the termination, upon application of the Company to the SEC, of the Company's registration of its Securities under the Exchange Act, as described below. If such registration were terminated, Rule 13e-3 would be inapplicable to any such business combination or acquisition of Securities.

     Effect on the Market for the Securities; NNM and ASX Quotation and Exchange Act Registration. The purchase of Securities pursuant to the Offer will reduce the number of Securities that might otherwise trade publicly and could reduce the number of holders of Securities, which could adversely affect the liquidity and market value of the remaining Securities held by the public.

     Depending upon the number of ADSs purchased pursuant to the Offer, the ADSs may no longer meet the requirements of the National Association of Securities Dealers, Inc. (the "NASD") for continued inclusion on the NNM. According to the NASD's published guidelines, the ADSs would not be eligible to be included for listing if, among other things, (i) the number of round lot holders of ADSs (holders of 100 or more ADSs)falls below 400, (ii) the aggregate market value of such publicly held ADSs does not exceed $5,000,000 or (iii) there are not at least two registered and active market makers for the ADSs, each of which must enter a firm two-sided quotation. According to the Company's Annual Report on Form 10-K for the year ending December 31, 1997, there were 121,226,250 Shares outstanding, 33,820,000 of which were represented by ADSs held by 38 holders of record. According to the Company's Report on Form 6-K for the quarter ending September 30, 1998, as of September 30, 1998, there were 124,819,500 Shares issued and outstanding, of which the Company advised the Purchaser approximately 40,552,210 were represented by ADSs. The Company has advised the Purchaser that as of December 21, 1998 the Company had 146,732,714 ordinary shares issued and outstanding, of which approximately 42,855,100 were represented by ADSs.

     The Shares are listed on the ASX. According to the ASX rules, to maintain a listing, a sufficient spread of shareholders is required, which is generally interpreted by ASX to mean 300 holders of marketable parcels (which term is defined in the ASX Listing Rules and is dependent on the value of the securities and in the case of the Company would mean 50 Shares). If that threshold is not met, the ASX may request the Company to take steps to increase the number of holders of marketable parcels and could eventually seek to have the Company apply for the delisting of the Shares.

     In circumstances where the Purchaser has acquired Shares pursuant to the Offer, but is not in a position to compulsorily acquire any Shares not then held by the Purchaser, the Purchaser considers that delisting of the Shares on the ASX is unlikely. Accordingly, the Purchaser's present intention is only to seek to have the Shares delisted from the ASX in circumstances where the Purchaser acquires 100% of the Shares. However, in

CUSIP No.  [none]                 SCHEDULE 13D               Page 12 of 24 Pages

circumstances where the Purchaser has acquired Securities pursuant to the Offer and is in a position to compulsorily acquire the Shares not then held by the Purchaser, the Purchaser intends to proceed to compulsorily acquire those Shares and, as a result, delisting of the Shares would occur.

     Although the Purchaser considers that delisting of the Shares and ADSs by the ASX and the NNM respectively, is unlikely in circumstances where the Purchaser is not in a position to compulsorily acquire any shares not then held by the Purchaser, the following information may be relevant to investors should the NNM and the ASX delist the ADSs and Shares, respectively:

          (a) If the NNM and the ASX were to delist the ADSs and the Shares respectively, the market therefor could be adversely affected. It is possible that the ADSs and the Shares would be traded on other securities exchanges or in the over-the-counter market, and that the price quotations would be reported by such exchanges or through other sources. For example, the ADSs may nevertheless continue to be included in The Nasdaq SmallCap Market unless, among other things, there were fewer than 300 round lot holders in total. If the ADSs are no longer eligible for inclusion in the NNM or The Nasdaq SmallCap Market, the ADSs might still be quoted on the OTC Bulletin Board. The extent of the public market for such and the availability of such quotations would depend, however, upon such factors as the number of holders and/or the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Securities on the part of securities firms, the possible termination of registration under the Exchange Act as described below and other factors. The Purchaser cannot predict whether the reduction in the number of Securities that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, Securities or whether it would cause future market prices to be greater or lesser than the Offer price.

          (b) The ADSs are currently "margin securities" under the regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the ADSs. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer, it is possible that the ADSs might no longer constitute "margin securities" for purposes of the margin regulations of the Federal Reserve Board, in which event such ADSs could no longer be used as collateral for loans made by brokers.

          (c) The Shares and/or ADSs, as applicable, are currently registered under the Exchange Act. Such registration may be terminated upon application by the Company to the SEC under certain circumstances if the Shares and/or ADSs, as applicable, are not listed on a national securities exchange and there are fewer than 300 record holders of the ADSs. The termination of registration of the Shares and/or ADSs, as applicable, under the Exchange Act would substantially reduce the information required to be furnished by the Company to holders of Shares and ADSs and to the SEC and would make certain provisions of the Exchange Act, such as the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions, no longer applicable to the Company. See "Going Private Transactions" above. In addition, "affiliates" of the Company and persons holding "restricted securities" of the Company may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act. If registration of the Shares and/or ADSs, as applicable, under the Exchange Act were terminated, the Shares and ADSs would no longer be "margin securities" or be eligible for NNM reporting.

          (d) If the Company is no longer listed on the ASX, the reporting and filing requirements of the ASX will no longer need to be complied with. The Company will, however, continue to be subject to requirements relating to

CUSIP No.  [none]                 SCHEDULE 13D               Page 13 of 24 Pages

     continuous disclosure of all material information that a reasonable person would expect to have a material effect on the price or value of the Securities under the continuous disclosure requirements of the Corporations Law, as long as the Company continues to have 100 or more holders of its Shares and is therefore a disclosing entity under the Corporations Law. The Company will also continue to be subject to other provisions of the Corporations Law, such as provisions governing related party transactions and takeovers, until such time (if any) as the Company becomes a wholly-owned subsidiary of the Purchaser pursuant to the compulsory acquisition provisions of the Corporations Law or otherwise.

Item 5.       Interest in Securities of the Issuer.

     (a) The Reporting Persons are the beneficial owners of 21,863,174 Shares, or approximately 14.9% of the Shares outstanding, based on 146,732,714 Shares outstanding after the placement to the Purchaser as reported by the Company to the Purchaser.

     (b) The Reporting Persons have sole voting and dispositive power with respect to the 21,863,174 Shares beneficially owned by them.

     (c) See Item 6 regarding the placement of Shares to Purchaser pursuant to the Subscription Agreement. The Reporting Persons have not effected any purchases of ADSs or Shares during the past 60 days except as described therein. To the best knowledge of the Reporting Persons, none of the persons listed on Appendix A has effected any transactions in the Securities during the past 60 days.

     (d)      Not applicable.

     (e)      Not applicable.

Item 6.       Contracts, Arrangements, Understandings or
              Relationships with Respect to Securities of the Issuer.

     The Reporting Persons do not have any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of the Company other than as indicated below and elsewhere herein.

     Subscription Agreement. The following is a summary of certain provisions of the Subscription Agreement, a copy of which is filed as an Exhibit to this
Schedule 13D and is incorporated herein by reference. This summary is qualified in its entirety by reference to the Subscription Agreement.

     Subscription and Issuance of Shares. Pursuant to the Subscription Agreement, the Purchaser acquired 21,863,174 ordinary shares in the capital of the Company representing in aggregate no more than 14.9% of the ordinary share capital of the Company, after issuance of the shares, at the subscription price of US$43,726,348 (the "Subscription Price"), representing US$2.00 per share on the subscription date of December 12, 1998 (Sydney, Australia time) (the "Subscription Date").

     Registration Rights. The Subscription Agreement provided that the Purchaser understood that the acquired shares were not registered under the U.S. Securities Act of 1933 (the "Securities Act") and agreed that it will only offer and sell such shares pursuant to a registration statement in accordance with the Securities Act, pursuant to an exemption from the registration requirements of the Securities Act, or in a transaction not subject to the Securities Act. The Subscription Agreement provided that in the event that the Purchaser makes a takeover bid that is subsequently terminated or is otherwise not entitled to proceed under the Corporations Law to compulsory acquisition of all the ordinary shares of the Company, the Company agreed, upon the request of the Purchaser, to file one registration statement under the Securities Act and applicable Australian laws relating to the sale of the Shares and any other shares acquired pursuant to the Offer and to use its best efforts to cause the registration

CUSIP No.  [none]                 SCHEDULE 13D               Page 14 of 24 Pages

statement to become effective. The Company will not be required to file the registration statement, however, if, in a written opinion of the Company's counsel satisfactory to the Purchaser, such registration is not required for the sale of the shares in the manner proposed by the Purchaser. If a registration statement is filed, the Company agrees to use its best efforts to maintain the effectiveness of such registration statement, including any amendment, supplement or updates necessary, until the completion of the distribution or such time as the registration is no longer necessary. The registration would be made at the Company's expense except for underwriting commissions and fees and disbursements of the Purchaser's counsel. The Company and the Purchaser agreed to indemnify and hold harmless each other and their controlling persons, and to make contribution, to the same extent as is customary in a U.S. registration rights agreement between an issuer and a minority stockholder. The Purchaser's registration rights may be assigned to any transferee who acquires the shares or any other shares of the Company acquired by the Purchaser pursuant to the Offer.

     Members Register. Pursuant to the Subscription Agreement, the Company must provide a hard copy and a copy on computer disk or computer tape, if applicable, of the information on the register of members of the Company as at the date stated by the Purchaser, within two business days of written request.

     Warranties. The Subscription Agreement contains various warranties of the Company relating to the following: (i) the percentage of the capital of the Company represented by the Shares; (ii) options and other rights to acquire shares; (iii) a three month period following the date of the Subscription Agreement during which the Company will not issue and allot any shares other than those pursuant to existing rights under any employee share option plan;
(iv) the Company's power and authority to perform its obligations under the Subscription Agreement; (v) the approval of the issue of the Shares by the Company's shareholders and the absence of breach of the Listing Rules of the ASX or the Company's constitution; and (vi) the absence of any proceeding concerning the winding up, receivership or liquidation of the Company.

     Other Provisions. The Subscription Agreement provided for the termination of the confidentiality agreement between Goldman Sachs Australia LLC (on behalf of the Company) and the Purchaser, subject to certain conditions. The Subscription Agreement provided that the Company must apply to the ASX for quotation of the Shares within two business days of the Subscription Date, and use its best effort to ensure the Shares are quoted by the ASX as soon as possible after the Subscription Date.

     Announcement of Offer. The parties agreed to issue separate press releases, which are attached as exhibits to the Subscription Agreement filed herewith, announcing the completion of the subscription by the Purchaser and the Purchaser's intent to make the Offer.

     Governing  Law.  The  Subscription   Agreement  is  governed  by  the  laws
applicable in New South Wales, Australia. Each party submits to non-exclusive jurisdiction in the courts of New South Wales, Australia.

Item 7.   Material To Be Filed As Exhibits.

         (a) Subscription Agreement, dated December 11, 1998, by and between the Purchaser and the Company.

         (b) Amended and Restated Facility A Revolving Credit Agreement, dated as of August 6, 1998, among the Parent (borrower), NationsBank, N.A. (Arranging Agent and Administrative Agent), NationsBanc Montgomery Securities LLC (Lead Arranger), Bank of America NT & SA, Barclays Bank PLC, The Chase Manhattan Bank, Citibank, N.A., Morgan Guaranty Trust Company of New York, and Royal Bank of Canada (Co-Syndication Agents) and the lenders named therein dated as of August 6, 1998 (incorporated herein by reference to Exhibit 10.1 to the Parent's

CUSIP No.  [none]                 SCHEDULE 13D               Page 15 of 24 Pages

Current Report on Form 8-K dated August 6, 1998 (filed August 7, 1998) (File No. 0-11258))

         (c) 364-day Revolving Credit and Term Loan Agreement, dated as of August 6, 1998, among the Parent (borrower), NationsBank, N.A. (Arranging Agent and Administrative Agent), NationsBanc Montgomery Securities LLC (Lead Arranger), Bank of America NT & SA, Barclays Bank PLC, The Chase Manhattan Bank, Citibank, N.A., Morgan Guaranty Trust Company of New York, and Royal Bank of Canada (Co-Syndication Agents) and the lenders named therein dated August 6, 1998 (incorporated herein by reference to Exhibit 10.3 to the Parent's Current Report on Form 8-K dated August 6, 1998 (filed August 7, 1998) (File No. 0-11258))

         (d) Powers of Attorney of the Purchaser, Intermediate and the Parent (contained on Signature and Power of Attorney pages)

     The undersigned hereby agree to jointly file a statement on Schedule 13D, together with any amendments thereto, with the SEC pursuant to the requirements of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

CUSIP No.  [none]                 SCHEDULE 13D               Page 16 of 24 Pages


                         SIGNATURE AND POWER OF ATTORNEY

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     UUNET Holdings Australia Pty Limited (the "Purchaser") hereby constitutes and appoints John W. Sidgmore, Scott D. Sullivan and Charles T. Cannada, and each of them (with full power to each of them to act alone), the true and lawful attorney-in-fact and agent for Purchaser, to act on behalf of and in the name of Purchaser in connection with this Schedule 13D, including the authority to sign any amendments hereto, and to file the same, with exhibits and any and all other documents filed with respect thereto, with the Securities and Exchange Commission (or any other governmental or regulatory authority), and Purchaser ratifies and confirms all that said attorneys in fact and agents may lawfully do or cause to be done by virtue hereof.

Dated:  December 21, 1998


                                      UUNET Holdings Australia Pty Limited

                                      By:      /s/ CHARLES T. CANNADA
                                             ----------------------------------
                                      Name:      Charles T. Cannada
                                      Title:          Director

CUSIP No.  [none]                 SCHEDULE 13D               Page 17 of 24 Pages


                         SIGNATURE AND POWER OF ATTORNEY

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     UUNET Technologies, Inc. (the "Intermediate") hereby constitutes and appoints John W. Sidgmore, Scott D. Sullivan and Charles T. Cannada, and each of them (with full power to each of them to act alone), the true and lawful attorney-in-fact and agent for Intermediate, to act on behalf of and in the name of Intermediate in connection with this Schedule 13D, including the authority to sign any amendments hereto, and to file the same, with exhibits and any and all other documents filed with respect thereto, with the Securities and Exchange Commission (or any other governmental or regulatory authority), and Intermediate ratifies and confirms all that said attorneys in fact and agents may lawfully do or cause to be done by virtue hereof.

Dated:  December 21, 1998


                                   UUNET Technologies, Inc.

                                   By:    /s/ MARK F. SPAGNOLO
                                       ---------------------------------------
                                   Name: Mark F. Spagnolo
                                   Title: President and Chief Executive Officer

CUSIP No.  [none]                 SCHEDULE 13D               Page 18 of 24 Pages


                         SIGNATURE AND POWER OF ATTORNEY

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     MCI WORLDCOM, Inc. (the "Parent") hereby constitutes and appoints John W. Sidgmore, Scott D. Sullivan and Charles T. Cannada, and each of them (with full power to each of them to act alone), the true and lawful attorney-in-fact and agent for Parent, to act on behalf of and in the name of Parent in connection with this Schedule 13D, including the authority to sign any amendments hereto, and to file the same, with exhibits and any and all other documents filed with respect thereto, with the Securities and Exchange Commission (or any other governmental or regulatory authority), and Parent ratifies and confirms all that said attorneys in fact and agents may lawfully do or cause to be done by virtue hereof.

Dated:  December 21, 1998

                               MCI WORLDCOM, Inc.

                                By:              /s/ SCOTT D. SULLIVAN
                                        --------------------------------------
                                Name:              Scott D. Sullivan
                                Title:   Chief Financial Officer and Secretary

CUSIP No.  [none]                 SCHEDULE 13D               Page 19 of 24 Pages


                                   Appendix A

               INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE
             OFFICERS OF THE PARENT, INTERMEDIATE AND THE PURCHASER

     1. Directors and Executive Officers of the Parent. Set forth below are the name, current business address, citizenship and the present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each director and executive officer of the Parent. The principal address of the Parent and, unless otherwise indicated below, the current business address for each individual listed below is 515 East Amite Street, Jackson, Mississippi 39201-2702, U.S.A. Unless otherwise indicated, each such person is a citizen of the United States. Unless otherwise indicated, each occupation set forth opposite the individual's name refers to employment with the Parent.


     Name and Current                      Present Principal Occupation or Employment;
     Business Address                  Material Positions Held During the Past Five Years
     ----------------                  --------------------------------------------------

CLIFFORD L. ALEXANDER, JR.           Mr.  Alexander  has been a director of the Parent  since its
Alexander & Associates, Inc.         merger  with  MCI  Communications   Corporation  ("MCI")  in
400 C. Street, N.E.                  September  1998.  He  has  been  President  of  Alexander  &
Washington, D.C.  20002              Associates,  Inc., management  consultants,  since 1981. Mr.
U.S.A.                               Alexander  is also a director of Dreyfus  3rd Century  Fund,
                                     Dreyfus  General  Family of Funds,  Mutual of  America  Life
                                     Insurance Company,  Dun & Bradstreet  Corporation,  American
                                     Home Products Corporation and IMS Health Incorporated.

JAMES C. ALLEN                       Mr.  Allen has been a  director  of the Parent  since  March
3023 Club Drive                      1998.  Mr. Allen  is the  former  Vice  Chairman  and  Chief
Destin, FL 32541                     Executive  Officer  and a former  director  of Brooks  Fiber
U.S.A.                               Properties, Inc. ("BFP"), where he served in such capacities from 1993 until February 1998. Mr. Allen served as President and Chief  Operating  Officer  of Brooks  Telecommunications
                                     Corporation,  a founder of BFP, from April 1993 until it was merged  with BFP in  January  1996.  Mr.  Allen  serves as a director of Metronet Communications Corp. and Verio Inc.

JUDITH AREEN                         Ms. Areen has been a director of the Parent since its merger
Georgetown University Law Center     with MCI in  September  1998.  She has been  Executive  Vice
600 New Jersey Avenue, N.W.          President for Law Center Affairs and Dean of the Law Center,
Washington, D.C.  20001              Georgetown  University  since 1989. She has been a Professor
U.S.A.                               of Law, Georgetown University, since 1976.


CARL J. AYCOCK                       Mr. Aycock has been a director of the Parent since 1983. Mr.
123 South Railroad Avenue            Aycock  served as  Secretary of the Parent from 1987 to 1995
Brookhaven, MS  39601                and was the Secretary and Chief Financial  Officer of Master
U.S.A.                               Corporation,  a motel management and ownership company, from
                                     1989 until 1992.  Subsequent  to 1992,  Mr.  Aycock has been self employed as a financial administrator.




CUSIP No.  [none]                 SCHEDULE 13D               Page 20 of 24 Pages

MAX E. BOBBITT                       Mr.  Bobbitt has been a director  of the Parent  since 1992.
62 Carmel Drive                      Mr.  Bobbitt was a director  of Advanced  Telecommunications
Little Rock, AR 72112                Corporation  ("ATC")  until its  merger  with the  Parent in
U.S.A.                               December  1992  (the  "ATC  Merger").   He  is  currently  a
                                     consultant and previously was President and Chief  Executive
                                     Officer    of    Metromedia     China     Corporation,     a
                                     telecommunications  company, from 1997 until June 1998. From
                                     1996 until  February  1997,  Mr.  Bobbitt was  President and
                                     Chief Executive Officer of Asian American Telecommunications
                                     Corporation.   Prior  to  1996,  Mr.  Bobbitt  held  various
                                     positions  including  President and Chief Operating  Officer and  director of ALLTEL  Corporation,  a  telecommunications company, from 1970 until January 1995.

STEPHEN M. CASE                      Mr. Case has been a director of the Parent since March 1998.
America Online, Inc.                 Mr. Case, a co-founder of America Online, Inc. ("AOL"),  has
22000 AOL Way                        been Chairman of the Board of Directors of AOL since October
Dulles, VA  20166-9323               1995, Chief Executive  Officer of AOL since April 1993 and a
U.S.A.                               director  of AOL since  September  1992.  Mr. Case served as
                                     President of AOL from July 1996 until February 1998 and from
                                     January  1991 to  February  1996.  Previously,  he served as
                                     Executive  Vice  President  of AOL  from  September  1987 to
                                     January  1991 and Vice  President,  Marketing,  from 1985 to
                                     September 1987. Since June 1998, Mr. Case serves as a member of the Board of  Directors  of the New York Stock  Exchange.


BERNARD J. EBBERS                    Mr. Ebbers has been President and Chief Executive Officer of the Parent  since  April  1985.  Mr.  Ebbers has served as a director of the Parent since 1983.

FRANCESCO GALESI                     Mr.  Galesi has been a director  of the Parent  since  1992.
The Galesi Group                     Mr. Galesi  was a  director  of ATC  until  the ATC  Merger.
435 East 52nd Street                 Mr. Galesi  is the Chairman and Chief  Executive  Officer of
New York, NY  10022                  the  Galesi  Group,  which  includes  companies  engaged  in
U.S.A.                               distribution,     manufacturing,     real     estate     and
                                     telecommunications.  Mr.  Galesi  serves  as a  director  of
                                     Amnex, Inc. and Walden Residential Properties, Inc.

STILES A. KELLETT, JR.               Mr.  Kellett  has served as a director  of the Parent  since
Kellett Investment Corporation       1981.  Mr. Kellett  has been Chairman of Kellett  Investment
200 Galleria Parkway, Suite 1800     Corporation since 1995. From 1978 to 1995, Mr. Kellett served
Atlanta, GA  30339                   as Chairman  of  the  Board  of  Directors   of  Convalescent
U.S.A.                               Services, Inc., a long-term  health care company in  Atlanta,
                                     Georgia. Mr.  Kellett  serves as a director of Frederica Bank
                                     & Trust Company, St. Simons Island, Georgia.




CUSIP No.  [none]                 SCHEDULE 13D               Page 21 of 24 Pages

GORDON S. MACKLIN                    Mr.  Macklin  has been a director  of the  Parent  since its
8212 Burning Tree Road               merger with MCI in September 1998. Mr. Macklin is a director
Bethesda, MD 20817                   of Martek Biosciences Corporation; Fund American Enterprises
U.S.A.                               Holdings,  Inc.; MedImmune,  Inc.; Real 3-D; Spacehab, Inc.;
                                     and director,  trustee or managing general  partner,  as the case  may  be,  of 49 of  the  investment  companies  in the
                                     Franklin  Templeton Group of Funds. Mr. Macklin was formerly
                                     Chairman,  White River Corporation,  an information services company, from 1993 until June 1998; Chairman,  Hambrecht and
                                     Quist Group; director,  H&Q Healthcare Investors;  director,
                                     CCC  Information   Services  Group,   Inc.;  and  President,
                                     National Association of Securities Dealers, Inc.

JOHN A. PORTER                       Mr. Porter has been a director of the Parent since 1988. Mr.
Integra Funding                      Porter  served as Vice  Chairman  of the Board of the Parent
295 Bay Street, Suite 2              from  September  1993  until the  Parent's  merger  with MFS
Easton, MD  21601                    Communications  Company,  Inc. ("MFS") in December 1996 (the
U.S.A.                               "MFS  Merger")  and  served  as  Chairman  of the  Board  of
                                     Directors of the Parent from 1988 until September 1993. From
                                     May 1995 to the present,  Mr. Porter  has served as Chairman of the Board of  Directors  and Chief  Executive  Officer of
                                     Industrial Electric  Manufacturing,  Inc., a manufacturer of electrical  power  distribution  products.  Mr. Porter  also serves as  Chairman of Phillips &  Brooks/Gladwin,  Inc.,  a manufacturer  of pay  telephone  enclosures  and  equipment.
                                     Mr. Porter was previously  President and sole shareholder of
                                     P.M. Restaurant Group, Inc. which filed for protection under
                                     Chapter 11 of the  United  States  Bankruptcy  Code in March
                                     1995.  Subsequent to March 1995,  Mr. Porter sold all of his shares in P.M.  Restaurant  Group, Inc. Mr. Porter is also a director of Uniroyal Technology Corporation  and XL Connect,
                                     Inc.

TIMOTHY F. PRICE                     Mr. Price has been a director of the Parent since its merger
MCI WORLDCOM, Inc.                   with MCI in September  1998.  He has served as President and
1801 Pennsylvania Avenue, N.W.       Chief Executive  Officer of the MCI WorldCom  communications
Washington, D.C. 20006               unit of the Parent since the merger. Mr. Price was President
U.S.A.                               and Chief  Operating  Officer of MCI from  November  1996 to
                                     September  1998,  when it  merged  with the  Parent.  He was
                                     President    and   Chief    Operating    officer    of   MCI
                                     Telecommunications  Corporation  ("MCIT")  from July 1995 to
                                     September 1998. He was an Executive Vice President and Group
                                     President of MCIT, serving as Group President, Communication
                                     Services,  from  December  1994  to  July  1995.  He  was an
                                     Executive  Vice  President  of MCIT,  serving as  President,
                                     Business Markets,  from June 1993 to December 1994. He was a
                                     Senior Vice  President  of MCIT from  November  1990 to June
                                     1993,  serving as President,  Business  Services,  from July
                                     1992 to June 1993 and as  Senior  Vice  President,  Consumer
                                     Markets, from November 1990 to July 1992.


CUSIP No.  [none]                 SCHEDULE 13D               Page 22 of 24 Pages

BERT C. ROBERTS, JR.                 Mr. Roberts has been a director and Chairman of the Board of
MCI WORLDCOM, Inc.                   the Parent since its merger with MCI in September  1998.  He
1801 Pennsylvania Avenue, N.W.       was Chairman of the Board of MCI from June 1992 to September
Washington, D.C.  20006              1998, when it merged with the Parent. He was Chief Executive
U.S.A.                               Officer of MCI from December  1991 to November  1996. He was
                                     President  and Chief  Operating  Officer of MCI from October
                                     1985 to June  1992 and  President  of MCIT  from May 1983 to
                                     June 1992.  Mr.  Roberts  was a director of MCI from 1985 to
                                     September  1998  and a  non-executive  director  of  British
                                     Telecommunications  plc ("BT")  from  October  1994 to March
                                     1998.  He has  been a  non-executive  director  of The  News
                                     Corporation Limited, a global multi-media company located in
                                     Australia,   since  1995;   a   non-executive   director  of
                                     Telefonica  de  Espana,   S.A.   since  March  1998;  and  a
                                     non-executive  director  of Valence  Technology,  Inc..

JOHN W. SIDGMORE                     Mr.  Sidgmore  serves as Vice  Chairman  of the Board of the
MCI WORLDCOM, Inc.                   Parent. Mr. Sidgmore has been a director of the Parent since
3060 Williams Drive                  the MFS Merger  and has  served as a  director  of MFS since
Fairfax, VA  22301                   August 1996. Mr.  Sidgmore was President and Chief Operating
U.S.A.                               Officer of MFS from August 1996 until the MFS Merger and has been Chief Executive  Officer and a director of Intermediate from June 1994 to October  1998,  and also held the position of President of  Intermediate  from June 1994 to August 1996 and from January 1997 to September  1997. From 1989 to 1994,
                                     he  was  President  and  Chief  Executive   Officer  of  CSC
                                     Intelicom,   a  telecommunications   software  company.  Mr.
                                     Sidgmore is a director of Saville Systems PLC.

SCOTT D. SULLIVAN                    Mr. Sullivan serves as  Chief  Financial  Officer, Treasurer
                                     and Secretary of the Parent.   From  the  ATC  Merger  until
                                     December 1994, Mr. Sullivan served  as  Vice  President  and
                                     Assistant Treasurer of the Parent. From 1989 until 1992, Mr.
                                     Sullivan served as an executive officer of two long-distance companies,  including ATC.  From 1983 to 1989, Mr.  Sullivan served  in  various capacities  with KPMG Peat  Marwick LLP.
                                     Mr.  Sullivan has served as a director  of  the Parent since
                                     March 1996.

GERALD H. TAYLOR                     Mr.  Taylor  has been a  director  of the  Parent  since its
MCI WORLDCOM, Inc.                   merger  with  MCI  in  September  1998  and Chief  Executive
1801 Pennsylvania Avenue, N.W.       Officer of MCI from  November  1996  to  September  1998 and
Washington, D.C.  20006              Vice  Chairman of MCIT from July 1995 to September  1998. He
U.S.A.                               was President and Chief  Operating  Officer of MCI from July
                                     1994 to  November  1996 and  President  and Chief  Operating
                                     Officer  of MCIT from  April  1994 to July  1995.  He was an
                                     Executive  Vice  President and Group  Executive of MCIT from
                                     September  1993 to  April  1994.  He was an  Executive  Vice
                                     President of MCIT,  serving as President,  Consumer Markets, from  November  1990 to  September  1993.  Mr.  Taylor was a director of MCI from  September  1994 to September  1998 and was a  non-executive  director of BT from  November  1996 to
                                     November 1997.




CUSIP No.  [none]                 SCHEDULE 13D               Page 23 of 24 Pages

LAWRENCE C. TUCKER                   Mr. Tucker is a general partner of Brown Brothers Harriman &
Brown Brothers Harriman & Co.        Co.,  which is the general and managing  partner of The 1818
59 Wall Street                       Funds.  He is also a  director  of The  WellCare  Management
New York, NY  10005                  Group,  Inc.,   Riverwood   International   Corporation  and
U.S.A.                               National HealthCare Corporation. He has served as a director of the Parent  since May 1995,  and  previously  served as a director  of the  Parent  from May 28,  1992  until  the ATC
                                     Merger.

JUAN VILLALONGA                      Mr.   Villalonga  has  served  as  the  Chairman  and  Chief
(citizen of Spain)                   Executive   Officer   of   Telefonica   de   Espana,    S.A.
Telefonica de Espana, S.A.           ("Telefonica"), a provider of telecommunications services in
Gran Via 28, 9th floor               Spain,  since  1996.  He has been a  director  of the Parent
28013  Madrid                        since  November  1998  pursuant  to  a  Strategic   Alliance
Spain                                Agreement  among  Telefonica,   MCI  and  the  Parent.   Mr.
                                     Villalonga  was previously the CEO of Bankers Trust in Spain and  Portugal,  the CEO of CS First  Boston  in Spain  and a
                                     partner at Kinsey & Co., a consulting firm, for nine years.



     2. Directors and Executive Officers of Intermediate. Set forth below are the name, current business address, citizenship and the present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each director and executive officer of Intermediate. The principal address of Intermediate and, unless otherwise indicated below, the current business address for each individual listed below is 3060 Williams Drive, Fairfax, Virginia 22031, U.S.A. Unless otherwise indicated, each such person is a citizen of the United States. Unless otherwise indicated, each occupation set forth opposite the individual's name refers to employment with Intermediate.

     Name and Current                          Present Principal Occupation or Employment;
     Business Address                      Material Positions Held During the Past Five Years
     ----------------                      --------------------------------------------------

JOHN W. SIDGMORE                       Chairman (See Above)
MCI WORLDCOM, Inc.
1801 Pennsylvania Avenue, N.W.
Washington, D.C.  20006
U.S.A.


CHARLES T. CANNADA                     Director.  Mr.  Cannada  serves  as Senior  Vice  President,
MCI WORLDCOM, Inc.                     Corporate  Development of the Parent. Prior to assuming this
515 East Amite Street                  position in January1995, Mr. Cannada served as Treasurer and
Jackson, MS  39201                     Chief Financial  Officer of the Parent. He joined the Parent
U.S.A.                                 in 1989.  He is also a director of Nova  Corporation,  since
                                       May  1998,  and of  WAM|NET,  Inc.,  since  September  1998.
                                       Director. (See Above)

SCOTT D. SULLIVAN                      Director (see above)
MCI WORLDCOM, Inc.
515 East Amite Street
Jackson, MS  39201
U.S.A

MARK F. SPAGNOLO                       Mr.  Spagnolo is a director and has been President and Chief
MCI WORLDCOM, Inc.                     Executive Officer of Intermediate since October 1998. He was
1801 Pennsylvania Avenue, N.W.         President and Chief Operating Officer from August 1997 until
Washington, D.C.  20006                October 1998. He was a division  officer of Electronic  Data
U.S.A.                                 Systems  from 1973  until  August  1997,  most  recently  as
                                       Division  President.  From June 1995 to April 1996, he was a
                                       director  and the acting  Chief  Executive  Officer of Video
                                       Lottery  Technologies.   Mr.  Hilber  has  served  as  Chief
                                       Financial Officer of Intermediate since September 1993.

JEFFREY G. HILBER                      Mr.  Hilber  has  served  as  Chief  Financial   Officer  of
MCI WORLDCOM, Inc.                     Intermediate since September 1993.
1801 Pennsylvania Avenue, N.W.
Washington, D.C.  20006
U.S.A.




CUSIP No.  [none]                 SCHEDULE 13D               Page 24 of 24 Pages

     3. Directors and Executive Officers of Purchaser. Set forth below is the name, current business address, citizenship and the present occupation or employment and material occupations, positions, offices or employments for the past five years of each director and executive officer of the Purchaser. The principal address of the Purchaser and, unless otherwise indicated below, the current business address for each individual listed below is 44 Martin Place, Sydney, New South Wales, Australia. Unless otherwise indicated, each such person is a citizen of the United States. Unless otherwise indicated, each occupation set forth opposite the individual's name refers to employment with the Purchaser.

           Name and Current                              Present Principal Occupation or Employment;
           Business Address                          Material Positions Held During the Past Five Years

JOHN W. SIDGMORE                        Director since December 1998 (See Above)
MCI WORLDCOM, Inc.
3060 Williams Drive
Fairfax, VA 22031-4648
U.S.A

CHARLES T. CANNADA                      Director since December 1998 (See Above)
MCI WORLDCOM, Inc.
515 East Amite Street
Jackson, MS 39201
U.S.A.

Leigh Brown                              Director.  Mr. Brown is a senior  corporate  and  securities
(citizen of Australia)                   partner  with the  national  Australian  law firm of  Minter
44 Martin  Place                         Ellison.  He is admitted  to  practice  in New South  Wales,
Sydney NSW 2000                          Queensland,  Victoria and the Australian  Capital Territory.
Australia                                He has been a partner of Minter  Ellison since 1979. He is a member of the firm's Partnership Board.